Oncor Electric Delivery Company LLC

1616 Woodall Rodgers Fwy.

Dallas, Texas 75202

Telephone: (214) 486-2000

July 20, 2012

Via EDGAR and E-Mail

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention: Mara Ransom

RE:	Oncor Electric Delivery Company LLC

Registration Statement on Form S-4

Filed: July 12, 2012

File No.: 333-181876

Dear Ms. Ransom:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Oncor Electric Delivery Company LLC (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (Reg. No. 333-181876) at 12:00 p.m., Eastern time, on Tuesday, July 24, 2012, or as soon thereafter as is practicable.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Oncor Electric Delivery Company LLC

By:	/s/ E. Allen Nye, Jr.
Allen Nye, Jr.
Senior Vice President, General Counsel & Secretary

cc:	W. Crews Lott, Baker & McKenzie LLP